SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 11-K

Annual Report Pursuant to Section 15(d) of the

Securities Exchange Act of 1934

☒	Annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2012

Or

☐	Transition report pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the transition period from                     to

Commission file number 000-54863

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

Eaton Savings Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Eaton Corporation plc

70 Sir John Rogerson’s Quay

Dublin 2, Ireland

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

EATON SAVINGS PLAN

Date: June 21, 2013	By:	Eaton Pension Administration Committee

	By:	/s/ B. K. Rawot
B. K. Rawot
Senior Vice President and Controller
Eaton Corporation

EATON SAVINGS PLAN

FINANCIAL STATEMENTS

WITH

REPORT OF INDEPENDENT

REGISTERED PUBLIC ACCOUNTING FIRM

December 31, 2012

Report of Independent Registered Public Accounting Firm

The Pension Administration Committee and the

Pension Investment Committee—Eaton

We have audited the accompanying Statement of Net Assets Available for Benefits of The EATON SAVINGS PLAN as of December 31, 2012 and 2011, and the related Statement of Changes in Net Assets Available for Benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2012 and 2011, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedule of Assets Held for Investment Purposes at Year End, together referred to as “supplemental information” as of December 31, 2012, is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplemental information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Meaden & Moore, Ltd.

Certified Public Accountants

June 21, 2013

Cleveland, Ohio

STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS

Eaton Savings Plan

	December 31
	2012	2011
ASSETS
Receivable—Employer contributions	$1,882,036	$1,753,207
Receivable—Employee contributions	3,951,026	3,620,496
Receivable—Interest	93,640	92,648
Notes receivable from participants	66,258,826	61,708,422

Total Receivables	72,185,528	67,174,773

Investments:
Plan interest in Eaton Employee Savings Trust	2,831,385,349	2,457,796,260
Plan interest in Eaton Employee Savings Trust—Eaton Stable Value Fund	165,820,050	151,399,974

Total Investments	2,997,205,399	2,609,196,234

Net Assets Available for Benefits, at Fair Value	3,069,390,927	2,676,371,007

Adjustment from fair value to contract value for fully benefit- responsive investment contract	(6,800,372)	(6,095,392)

Net Assets Available for Benefits	$3,062,590,555	$2,670,275,615

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

Eaton Savings Plan

	Year Ended December 31
	2012	2011
Additions to Net Assets Attributed to:
Contributions:
Employer	$51,674,448	$47,787,484
Employee	118,364,556	110,523,546
Rollover	14,493,791	10,072,178

	184,532,795	168,383,208

Plan interest in Eaton Employee Savings Trust investment gain (loss)	405,494,653	(93,359,948)
Interest income	2,896,655	2,899,320

Total Additions before Transfers	592,924,103	77,922,580

Net transfers from other plans	5,163,072	32,562,233

Total Additions	598,087,175	110,484,813

Deductions from Net Assets Attributed to:
Benefits paid to participants	205,661,353	181,386,382
Administrative expenses	110,882	512,666

Total Deductions	205,772,235	181,899,048

Net increase / (decrease)	392,314,940	(71,414,235)

Net Assets Available for Benefits:
Beginning of Year	2,670,275,615	2,741,689,850

End of Year	$3,062,590,555	$2,670,275,615

NOTES TO FINANCIAL STATEMENTS

Eaton Savings Plan

1	Description of Plan

The following description of The Eaton Savings Plan (“the Plan”) provides only general information. Participants should refer to the Plan document and summary plan description, which is available from the Company’s Human Resources Department upon request, for a complete description of the Plan’s provisions.

General:

Effective July 1, 1974, Eaton Corporation (the “Company” or the “Plan Sponsor”) established the Plan. The Company is a subsidiary of Eaton Corporation plc (“Eaton”). The Plan was established to encourage eligible employees to make systematic savings through payroll deductions, to provide additional security at retirement and to acquire a proprietary interest in the Company. Effective July 5, 1989 the portion of the Plan attributable to Company contributions was designed to be invested primarily in Eaton common stock and constitute an employee stock ownership plan within the meaning of Code Section 4975(e)(7). The Plan was restated January 1, 2010 to incorporate previous amendments to the plan into the Plan document. The Plan was amended and restated January 1, 2013.

Eligibility:

An Eaton employee who is in the regular service of a class of an employee in a division or group to which Eaton has extended eligibility for membership in the Plan (other than a temporary employee who is hired for a specific, limited period of time or for the performance of a specific, limited assignment or employees covered by a collective bargaining agreement that does not specify coverage under the Plan) will be eligible to participate on any date established in accordance with administrative procedure which follows the date an employee first incurs an hour of service.

Effective April 1, 2011, newly hired employees were automatically enrolled in the Plan at a rate of 5% of eligible compensation.

Contributions:

Employee Contributions—Employees may make a combination of before-tax and after-tax contributions ranging from 1% to 50% of their compensation. Catch-up contributions are permitted in the Plan, allowing participants age 50 and older to defer an additional amount of their compensation as prescribed by the Internal Revenue Code. Effective April 1, 2011, catch up contributions ranging from 1% to 30% of compensation may be made.

Employer Contributions—Participants of the Plan receive a Company matching contribution of 100% of the first 3% of their deferred compensation, plus 50% of the next 2% of deferred compensation.

Contributions are subject to limitations on annual additions and other limitations imposed by the Internal Revenue Code as defined in the Plan agreement.

Rollover contributions from other Plans are also accepted, provided certain specified conditions are met.

NOTES TO FINANCIAL STATEMENTS

Eaton Savings Plan

1	Description of Plan, Continued

Participants’ Accounts:

Each participant’s account is credited with the participant’s contributions, Company matching contributions, and an allocation of the Plan’s earnings, and is charged with an allocation of applicable administrative expenses. Allocations, if any, are based on participant account balances. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s account.

Vesting:

All participants are 100% vested in elective deferrals, company contributions, subject to certain provisions as defined by the Plan, rollover contributions made to the Plan, and actual earnings thereon.

Notes Receivable from Participants:

Participants may borrow from their fund accounts up to a maximum equal to the lesser of $50,000 or 50% of their account balance (excluding any contributions made under a Savings Plan Individual Retirement Account or Company contributions made in the previous 24 months), reduced by their highest outstanding loan balance during the preceding 12 months. Loan terms range from 1-5 years except for loans used for the purchase of a primary residence which may have a longer term. The loans are secured by the balance in the participant’s account and bear interest at a rate based on the prime interest rate as determined by the Plan Administrator. Principal and interest are paid through payroll deduction for active employees. Terminated employees are permitted to make loan payments directly to Fidelity.

Hardship Withdrawals:

Hardship withdrawals are permitted in accordance with Internal Revenue Service guidelines.

Payment of Benefits:

Upon termination of service, retirement, death or total and permanent disability, a participant is eligible to receive a lump sum amount equal to the value of his or her account. A participant may choose to take partial withdrawals.

NOTES TO FINANCIAL STATEMENTS

Eaton Savings Plan

2	Summary of Significant Accounting Policies

Investment Options:

Contributions may be invested in any of the fund options available under the Plan.

Basis of Accounting:

The financial statements of the Eaton Savings Plan are prepared on the accrual basis of accounting.

Investment Valuation and Income Recognition:

The Plan’s trustee is Fidelity Management Trust Company, and the Plan’s investments, excluding notes receivable from participants, were invested in the Eaton Employee Savings Trust (Master Trust), which was established for the investment of assets of the Plan and the Eaton Personal Investment Plan. The fair value of the Plan’s interest in the individual funds of the Master Trust is based on the value of the Plan’s interest in the fund as of January 1, 2002, plus actual contributions and allocated investment income (loss) less actual distributions.

Securities traded on a national securities exchange are valued at the last reported sales price on the last business day of the Plan year. Investments traded in the over-the-counter market and listed securities for which no sale was reported on that date are valued at the average of the last reported bid and asked prices. Common/collective trust funds and pooled separate accounts are valued at the redemption value of the units held at year-end. Participant transactions (purchases and sales) occur daily. However, in high volume liquidation demand periods, the Trustee may, at their discretion, delay liquidation requests so that it is in the best interest of all participants in the fund. Participant loans are valued at cost, which approximates fair value. The Eaton Stable Value Fund invests primarily in investment contracts issued by insurance companies, banks or other financial institutions, including investment contracts backed by high-quality fixed income securities.

Under the revised accounting standards, investment contracts held by a defined-contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The Statement of Net Assets Available for Benefits presents the fair value of the investment contracts as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value. The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis.

Purchases and sales of securities are recorded on a trade-date basis.

Use of Estimates:

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

NOTES TO FINANCIAL STATEMENTS

Eaton Savings Plan

2	Summary of Significant Accounting Policies, Continued

Administrative Fees:

All administrative costs, management fees and expenses of the Plan are paid by the Trustee from the Master Trust unless such costs, fees and expenses are paid by the Company. The Company elected to pay certain administrative costs during 2012 and 2011 on behalf of the Plan. Certain transaction costs are paid by the participants.

Plan Termination:

The Company may amend, modify, suspend, or terminate the Plan. No amendment, modification, suspension, or termination of the Plan shall have the effect of providing that any amounts then held under the Plan may be used or diverted to any purpose other than for the exclusive benefit of members or their beneficiaries.

Risks and Uncertainties:

The Master Trust’s investments, as listed in Footnote 4, have varying degrees of risk, such as interest rate, credit and overall market volatility risks. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and such changes could materially affect the amounts reported in the statement of net assets available for Plan benefits.

Subsequent Events:

Management evaluates events occurring subsequent to the date of the financial statements in determining the accounting for and disclosure of transactions and events that affect the financial statements.

During 2013, the Plan will provide that certain Members shall be eligible for nonelective 4% Eaton Retirement Contributions.

3	Tax Status

On May 16, 2003, the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code. The Plan has been amended; however, the Plan Administrator and the Plan’s tax counsel believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, they believe that the Plan was qualified and the related trust was tax-exempt as of the financial statement date.

Accounting principles generally accepted in the United States of America require plan management to evaluate tax positions taken by the Plan and recognize a tax liability if the Plan has taken uncertain tax positions that more-likely-than-not would not be sustained upon examination by applicable taxing authorities. The Plan Administrator has analyzed tax positions taken by the Plan and has concluded that, as of December 31, 2012, there are no uncertain tax positions taken, or expected to be taken, that would require recognition of a liability or that would require disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions. However, currently no audits for any tax periods are in progress. The Plan Administrator believes that the Plan is no longer subject to income tax examinations for years prior to December 31, 2009.

NOTES TO FINANCIAL STATEMENTS

Eaton Savings Plan

4	Investments

Fidelity Management Trust Company, trustee and recordkeeper of the Plan, holds the Plan’s investment assets and executes investment transactions, and all investment assets of the Plan are pooled for investment purposes in the Master Trust.

A summary of the assets of the Master Trust is as follows:

	2012	2011
Registered investment companies	$1,313,919,561	$1,148,128,026
Eaton ordinary shares	822,553,346	714,361,558
Common collective trusts	546,390,561	463,771,857
U.S. government securities	156,962,857	130,805,541
Guaranteed investment contracts	156,716,046	149,032,593
Interest-bearing cash	56,373,816	42,694,504
Corporate debt instruments	35,545,199	32,894,621
Receivables	51,184,859	17,767,751
Non interest-bearing cash	1,172,249	101
Liabilities	(53,049,093)	(8,956,690)
Adjustment from fair value to contract value for fully benefit-responsive investment contract	(7,228,421)	(6,470,324)

Total Investments	$3,080,540,980	$2,684,029,538

The Plan had a 97.1% and 97.0% interest in the assets of the Master Trust as of December 31, 2012 and 2011, respectively.

Investment income and administrative expenses relating to the Master Trust are allocated to the individual Plans based upon the average balance invested by each Plan in each of the individual funds of the Master Trust. A summary of the Master Trust’s net investment income (loss) allocated to the participating Plans for the year ended December 31, 2012 and 2011, is as follows:

	2012	2011
Interest and dividend income	$67,136,102	$53,565,987
Net appreciation (depreciation) in fair value of investment funds:
Registered investment companies	135,550,668	(45,643,236)
Separate accounts	177,099,211	(105,907,125)
Common collective trusts	35,660,831	3,398,383

	$415,446,812	$(94,585,991)

NOTES TO FINANCIAL STATEMENTS

Eaton Savings Plan

4	Investments, Continued

At December 31, 2012 and 2011, respectively, the Eaton Fixed Income Fund was comprised of U.S. government securities (76% and 74%), corporate debt instruments (17% and 18%), interest-bearing and non interest-bearing cash (6% and 7%), and common collective trusts (1% and 1%).

The Master Trust funds are invested in various investments through the Fidelity Management Trust Company. Investments which constitute more than 5% of the Master Trust’s net assets are:

	2012	2011
Eaton Stable Value Fund	$169,029,159	$154,242,382
Vanguard Institutional Index	$169,337,758	$148,779,355
Fidelity Contrafund	$177,241,343	$159,517,470
EB Money Market Fund	$177,264,642	$164,021,340
Eaton Fixed Income Fund	$203,963,878	$180,205,291
Eaton Common Shares Fund (A unitized fund consisting of Eaton ordinary shares and cash)	$841,590,516	$733,503,720

5	Party-in-Interest Transactions

Party-in-interest transactions included the investments in the ordinary shares of Eaton and the investment funds of the trustee and the payments of administrative expenses by the Company. Such transactions are exempt from being prohibited transactions.

During 2012 and 2011, the Master Trust received $24,846,069 and $21,571,027, respectively, in ordinary share dividends from Eaton.

6	Benefit-Responsive Investment Fund

The Plan holds the Eaton Stable Value Fund, a fund managed by Vanguard, that invests in benefit-responsive investment contracts. The fund is credited with earnings on the underlying investments and charged for participant withdrawals and administrative expenses. The traditional guaranteed investment contract issuers are contractually obligated to repay the principal and a specified interest rate that is guaranteed to the Plan and the synthetic contract issuers are contractually obligated to guarantee the payment of a specific interest rate to the Plan.

As described in Note 2, because the guaranteed investment contracts are fully benefit-responsive, contract value is the relevant measurement attribute for that portion of the net assets available for benefits attributable to the guaranteed investment contract. Contract value, as reported to the Plan by Vanguard, represents contributions made under the contracts, plus earnings, less participant withdrawals and administrative expenses. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value.

NOTES TO FINANCIAL STATEMENTS

Eaton Savings Plan

6	Benefit-Responsive Investment Fund, Continued

The average market yield of the Fund for 2012 and 2011 was 2.46% and 2.87%, respectively. This yield is calculated based on actual investment income from the underlying investments for the last month of the year, annualized and divided by the fair value of the investment portfolio on the report date. The average yield of the Fund with an adjustment to reflect the actual interest rate credited to participants in the Fund was 2.12% and 2.68%, respectively.

There are no reserves against contract value for credit risk of the contract issuer or otherwise. The crediting interest rate is based on a formula agreed upon with the issuer, but it may not be less than zero percent. Such interest rates are reviewed quarterly for resetting.

The fair value is based on various valuation approaches dependent on the underlying investments of the contract.

Certain events limit the ability of the Plan to transact at contract value with the issuers. The Plan Administrator does not believe that the occurrence of any such value event, which would limit the Plan’s ability to transact at contract value with participants is probable.

The issuer may terminate the contract for cause at any time.

7	Transfers In

On June 28, 2012, the E.A. Pederson 401(k) was merged in the Eaton Savings Plan. As a result, 401(k) balances totaling $5,269,164 and a total of $6,061 in notes receivable from participants were transferred into the Eaton Savings Plan. The balance of the transfers relate to the other Company plans.

On January 12, 2011, the Wright Line 401(k) was merged in the Eaton Savings Plan. As a result, 401(k) balances totaling $25,834,530 and a total of $923,384 in notes receivable from participants were transferred into the Eaton Savings Plan. On February 24, 2011, the CopperLogic 401(k) was merged in the Eaton Savings Plan. As a result, 401(k) balances totaling $6,053,623 and a total of $24,119 in notes receivable from participants were transferred into the Eaton Savings Plan. The balance of the transfers relate to the other Company plans.

8	Fair Value Measurements

In accordance with ASC 820, the Plan has categorized the financial instruments, based on the degree of subjectivity inherent in the valuation technique, into a fair value hierarchy of three levels, as follows:

• Level 1—inputs to the valuation methodology are quoted prices (unadjusted) for identical assets or liabilities in active markets.

• Level 2—inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets, and inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the financial instrument.

• Level 3—inputs to the valuation methodology are unobservable and significant to the fair value measurement.

Following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2012 and 2011.

NOTES TO FINANCIAL STATEMENTS

Eaton Savings Plan

8	Fair Value Measurements, Continued

Registered investment companies (mutual funds), and separate accounts: Valued at the net asset value (NAV) of shares held by the Plan at year end. Separate accounts may include U.S. government securities and corporate debt securities.

Common collective trusts: Valued at the net unit value of units held by the trust at year end. The unit value is determined by dividing the Total Value of fund Assets by the Total Number of Units of the Fund owned.

Guaranteed investment contract: Valued at fair value by discounting the related cash flows based on current yields of similar instruments with comparable durations considering the credit-worthiness of the issuer.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following table sets forth by level on a recurring basis, within the fair value hierarchy, the Plan’s investments at fair value as of December 31, 2012. There are no investments which fall under Level 3 of the hierarchy.

	Level 1 Fair Value	Level 2 Fair Value	Totals
Registered investment companies
Large-cap equity funds	$590,779,988	$—	$590,779,988
Balanced funds	207,783,808	—	207,783,808
International equity funds	139,597,649	—	139,597,649
Mid-cap equity funds	95,973,821	—	95,973,821
Bond funds	132,898,234	—	132,898,234
Small-cap equity funds	72,058,442	—	72,058,442
REIT funds	37,209,381	—	37,209,381

Total	1,276,301,323	—	1,276,301,323

Guaranteed investment contracts
Stable value funds	—	165,820,050	165,820,050
Common collective trusts
Money market funds	—	169,646,403	169,646,403
Bond funds	—	110,266,714	110,266,714
Asset allocation funds	—	160,770,164	160,770,164
International equity funds	—	32,483,991	32,483,991
Mid-cap equity funds	—	59,954,345	59,954,345

Total	—	533,121,617	533,121,617

Separate accounts
Company stock funds	—	827,015,461	827,015,461
Bond funds	—	194,946,948	194,946,948

Total	—	1,021,962,409	1,021,962,409

Total investments at fair value	$1,276,301,323	$1,720,904,076	$2,997,205,399

NOTES TO FINANCIAL STATEMENTS

Eaton Savings Plan

8	Fair Value Measurements, Continued

The following table sets forth by level on a recurring basis, within the fair value hierarchy, the Plan’s investments at fair value as of December 31, 2011. There are no investments which fall under Level 3 of the hierarchy.

	Level 1 Fair Value	Level 2 Fair Value	Totals
Registered investment companies
Large-cap equity funds	$514,770,550	$—	$514,770,550
Balanced funds	188,234,061	—	188,234,061
International equity funds	132,087,585	—	132,087,585
Mid-cap equity funds	82,876,370	—	82,876,370
Bond funds	102,322,476	—	102,322,476
Small-cap equity funds	69,380,656	—	69,380,656
REIT funds	25,300,331	—	25,300,331

Total	1,114,972,029	—	1,114,972,029

Guaranteed investment contracts
Stable value funds	—	151,399,975	151,399,975
Common collective trusts
Money market funds	—	156,722,628	156,722,628
Bond funds	—	96,054,489	96,054,489
Asset allocation funds	—	116,283,496	116,283,496
International equity funds	—	29,378,776	29,378,776
Mid-cap equity funds	—	53,120,072	53,120,072

Total	—	451,559,461	451,559,461

Separate accounts
Company stock funds	—	720,031,596	720,031,596
Bond funds	—	171,233,173	171,233,173

Total	—	891,264,769	891,264,769

Total investments at fair value	$1,114,972,029	$1,494,224,205	$2,609,196,234

9	Recent Accounting Pronouncements

In May 2011, the FASB issued ASU 2011-04 to improve the consistency of fair value measurement and disclosure requirements between U.S. GAAP and International Financial Reporting Standards (“IFRS”). As a result, the wording used to describe many of the requirements in U.S. GAAP for measuring fair value and for disclosing information about fair value measurements may change. Further, ASU 2011-04 provides additional disclosure requirements surrounding Level 3 fair value measurements, the uses of nonfinancial assets in certain circumstances and identification of the level in the fair value hierarchy used for assets and liabilities which are not recorded at fair value, but where fair value is disclosed. The amendments in this update are to be applied prospectively. For public entities, the amendments are effective during interim and annual periods beginning after December 15, 2011. This guidance has been effective for the Company for the year ended December 31, 2012. The adoption did not have a material impact on the Plan.

SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES AT END OF YEAR

Form 5500, Schedule H, Part IV, Line 4i

Eaton Savings Plan

EIN 34-0196300

Plan Number 055

December 31, 2012

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	( c ) Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	(d) Cost	(e) Current Value
*	Interest in Eaton Employee Savings Trust Master Trust	Master Trust	N/A	$2,831,385,349
*	Participant Loans	4.0 - 10.5%; various maturity dates	N/A	66,258,826
*	Eaton Stable Value Fund - see Footnote 1	Guaranteed Investment Contract	N/A	159,019,678

				$3,056,663,853

Footnote 1 - denotes contract value

* Party-in-interest to the Plan.